UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2020 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2020 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2020 (Separate)

Summary of 2020 First Quarter Business Report

On May 15, 2020, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2020 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB Securities Vietnam Joint Stock Company (formerly Maritime Securities Incorporation) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank Plc. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of March 31, 2020)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed

KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

Not included in quarterly business reports.

Number of Shares

(As of March 31, 2020)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of March 31, 2020 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016, November 24, 2017 and November 30, 2018. On December 6, 2019, the board of directors of the Company resolved to cancel 2,303,617 shares of the Company’s common stock held as treasury shares. For more information regarding the above, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date above.

1.4.2.	Voting Rights

(As of March 31, 2020)	(Unit: Shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	415,807,920	—
	Preferred shares	—	—
Shares without voting rights	Common shares	26,173,585	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

1.5.	Dividends

Not included in quarterly business reports.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)

	For the three months ended March 31, 2020	For the three months ended March 31, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest income	2,349,201	2,252,066	9,196,787	8,904,928
Interest income	3,619,976	3,646,443	14,639,187	13,734,569
Interest expense	(1,270,775)	(1,394,377)	(5,442,400)	(4,829,641)
Net fee and commission income	670,132	550,647	2,355,004	2,243,376
Fee and commission income	1,041,463	911,711	3,879,247	3,717,720
Fee and commission expense	(371,331)	(361,064)	(1,524,243)	(1,474,344)
Net insurance income	78,094	108,783	299,512	490,116
Insurance income	3,270,563	3,127,811	12,317,182	11,975,070
Insurance expense	(3,192,469)	(3,019,028)	(12,017,670)	(11,484,954)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	(138,512)	199,672	643,872	351,303
Net other operating expenses	(216,926)	(246,328)	(1,063,324)	(1,130,036)
General and administrative expenses	(1,459,197)	(1,513,878)	(6,271,017)	(5,918,512)
Operating profit before provision for credit losses	1,282,792	1,350,962	5,160,834	4,941,175
Provision for credit losses	(243,673)	(191,713)	(670,185)	(673,694)
Net operating profit	1,039,119	1,159,249	4,490,649	4,267,481

Note:	The consolidated financial information for the three months ended March 31, 2020, the three months ended March 31, 2019 and the year ended December 31, 2019 is based on K-IFRS 1116. The corresponding financial information for the year ended December 31, 2018 has not been restated.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2020			For the year ended December 31, 2019			For the year ended December 31, 2018
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	274,317,808	1.25	52.65	255,533,447	1.44	52.09	238,468,014	1.39	52.82
	Certificate of deposit	3,729,968	1.68	0.72	4,780,665	1.95	0.97	3,044,609	1.91	0.67
	Borrowings	14,182,748	1.51	2.72	11,332,972	1.67	2.31	10,312,988	1.59	2.28
	Call money	1,344,472	1.16	0.26	891,357	1.55	0.18	1,437,887	1.53	0.32
	Debentures	48,026,802	2.25	9.22	47,127,572	2.33	9.61	44,072,110	2.29	9.76
	Others	17,902,204	1.58	3.43	15,203,562	1.88	3.11	16,665,395	1.60	3.69

Subtotal		359,504,002	1.41	69.00	334,869,575	1.60	68.27	314,001,003	1.54	69.54

Foreign Currency	Deposits	16,365,585	1.00	3.14	13,370,035	1.25	2.73	11,039,672	1.15	2.45
	Borrowings	10,139,359	1.87	1.95	9,668,310	2.19	1.97	8,249,765	2.02	1.83
	Call money	857,425	1.85	0.16	527,809	2.34	0.11	751,171	2.35	0.17
	Debentures	5,579,598	2.25	1.07	5,447,017	2.62	1.11	4,076,096	3.40	0.90
	Others	750,580	1.42	0.14	463,266	1.38	0.09	297,657	0.89	0.07

Subtotal		33,692,547	1.50	6.46	29,476,437	1.83	6.01	24,414,361	1.85	5.42

Others	Total shareholders’ equity	40,494,366	—	7.77	38,464,863	—	7.84	35,690,200	—	7.90
	Allowances	791,859	—	0.15	873,017	—	0.18	750,262	—	0.17
	Others	86,573,682	—	16.62	86,839,627	—	17.70	76,643,695	—	16.97

Subtotal		127,859,907	—	24.54	126,177,507	—	25.72	113,084,157	—	25.04

Total		521,056,456	—	100.00	490,523,519	—	100.00	451,499,521	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2020			For the year ended December 31, 2019			For the year ended December 31, 2018
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	5,644,545	1.41	1.08	5,939,242	1.51	1.21	4,817,024	1.43	1.07
	Securities	113,209,879	2.14	21.73	103,204,928	2.31	21.04	95,395,973	2.84	21.13
	Loans	301,300,186	3.19	57.82	287,653,938	3.45	58.64	269,569,916	3.43	59.71
	Guarantee payments under payment guarantee	10,792	0.59	—	8,803	0.98	—	8,206	1.87	—
	Call loan	498,868	1.21	0.10	640,485	1.69	0.13	632,317	1.48	0.14
	Private placement corporate bonds	1,069,775	3.64	0.21	1,319,460	3.61	0.27	1,452,396	3.44	0.32
	Credit cards	18,624,012	7.81	3.57	17,945,697	7.92	3.66	16,722,691	8.15	3.70
	Others	4,141,228	7.69	0.80	3,874,774	4.93	0.79	4,209,878	4.08	0.93
	Allowance	(2,336,164)	—	(0.45)	(2,406,757)	—	(0.49)	(2,434,872)	—	(0.54)

Subtotal		442,163,121	3.15	84.86	418,180,570	3.36	85.25	390,373,529	3.49	86.46

Foreign Currency	Due from banks	5,891,475	1.11	1.13	4,782,706	1.44	0.98	3,666,805	1.36	0.81
	Securities	15,085,573	4.09	2.90	13,323,102	4.35	2.72	12,704,025	2.47	2.81
	Loans	14,131,728	2.84	2.71	11,384,009	3.04	2.32	8,050,597	2.96	1.78
	Call loan	2,400,441	1.84	0.46	2,444,020	2.59	0.50	2,553,987	2.38	0.57
	Bills bought	2,150,836	2.17	0.41	2,944,008	2.66	0.60	4,113,332	1.93	0.91
	Allowance	(164,944)	—	(0.03)	(180,649)	—	(0.04)	(262,835)	—	(0.06)
	Others	742,111	—	0.14	660,572	—	0.13	153,277	—	0.03

Subtotal		40,237,220	2.96	7.72	35,357,768	3.28	7.21	30,979,188	2.41	6.85

Others	Cash	1,843,184	—	0.35	1,763,413	—	0.36	1,769,656	—	0.39
	Fixed assets held for business	7,790,254	—	1.50	7,398,134	—	1.51	5,639,374	—	1.25
	Others	29,022,677	—	5.57	27,823,634	—	5.67	22,737,774	—	5.05

Subtotal		38,656,115	—	7.42	36,985,181	—	7.54	30,146,804	—	6.69

Total		521,056,456	—	100.00	490,523,519	—	100.00	451,499,521	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won)

	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Total capital (A)	38,091	36,995	34,476
Risk-weighted assets (B)	271,781	255,549	236,099
BIS ratio (A/B)	14.02%	14.48%	14.60%

Note: Calculated in accordance with Basel III

Kookmin Bank		(Unit: in billions of Won)

	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Total capital (A)	30,323	29,810	27,694
Risk-weighted assets (B)	202,054	188,075	178,433
BIS ratio (A/B)	15.01%	15.85%	15.52%

Note: Calculated in accordance with Basel III.

KB Securities		(Unit: in billions of Won)

	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Net operating capital (A)	2,960	3,170	2,969
Total amount at risk (B)	1,756	1,561	1,251
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	897.00%	1,198.74%	1,278.45%
Capital surplus (A-B)	1,204	1,609	1,718

KB Insurance		(Unit: in billions of Won)

	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Available capital (A)	3,764	3,657	3,333
Required capital (B)	1,991	1,941	1,782
RBC ratio (A/B)	189.1%	188.5%	187.1%

Note: RBC ratio: Risk-Based Capital ratio.

2.3.2.	Overseas Credit Ratings

(As of March 31, 2020)

Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 20, 2020	462

2.3.5.	Acquisition of Shares of Bank Bukopin of Indonesia and PRASAC Microfinance Institution Limited of Cambodia

Kookmin Bank entered into a share subscription agreement with Bank Bukopin of Indonesia on June 26, 2018 and acquired its new shares on July 27, 2018.

(Unit: in millions of Won)
Ownership	Acquisition amount
22%	116,422(1)(2) (IDR 1,460,910,000,000)

(1)	The acquisition amount in IDR is converted to Won at the exchange rate on July 27, 2018, the acquisition date.
(2)	Includes consulting fees of Won 3,348 million paid in connection with the acquisition.

On April 10, 2020, Kookmin Bank acquired 70% of the total number of shares of PRASAC Microfinance Institution Limited (“PRASAC”), a provider of microfinance and deposit-taking services in Cambodia, for USD 603 million. Kookmin Bank entered into a shareholders’ agreement with PRASAC’s shareholders. A put option may be exercised by PRASAC’s current shareholders to sell the remaining 30% of PRASAC’s shares to Kookmin Bank. The exercise price of such put option will be determined based on the adjusted book value of PRASAC as of December 31, 2021 as reflected in the audit report of PRASAC’s financial statements as of and for the year ended December 31, 2021, and such put option may be exercised during the six months following the date of such audit report. If PRASAC’s shareholders do not exercise such put option, Kookmin Bank may exercise a call option to purchase the remaining 30% of PRASAC’s shares, and such call option may be exercised during the six months following the expiry of the put option held by PRASAC’s shareholders. The right to buy, sell, pledge or exercise any influence over the remaining 30% of PRASAC’s shares will be limited prior to the exercise of such put or call option.

2.3.6.	Acquisition of Shares of The Prudential Life Insurance Company of Korea, Ltd.

On April 10, 2020, KB Financial Group entered into a share purchase agreement to acquire all of the outstanding shares (15,000,000 common shares) of The Prudential Life Insurance Company of Korea, Ltd. at the base purchase price of Won 2,265 billion. The final purchase price will reflect the pre-negotiated amount of interest accrued upon the base purchase price up to the closing date in the amount of Won 75 billion as well as other adjustments as set out in the share purchase agreement. The closing date will be determined upon the progress of relevant events, including the receipt of approvals from the relevant regulatory authorities.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)
	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and due from financial institutions	23,136,273	20,837,878	20,274,490
Financial assets at fair value through profit or loss	57,071,963	53,549,086	50,987,847
Derivative financial assets	5,179,883	3,190,673	2,025,962
Loans at amortized cost	351,402,573	339,684,059	319,201,603
Financial investments	73,525,995	71,782,606	61,665,094
Investments in associates and joint ventures	564,981	598,240	504,932
Property and equipment	5,038,423	5,067,377	4,272,127
Investment property	2,833,620	2,827,988	2,119,811
Intangible assets	2,684,465	2,737,813	2,755,783
Net defined benefit assets	—	946	—
Current income tax assets	18,911	19,095	10,004
Deferred income tax assets	3,656	3,597	4,158
Assets held for sale	31,546	23,151	16,952
Other assets	23,389,420	18,215,608	15,749,535

Total assets	544,881,709	518,538,117	479,588,298

Financial liabilities at fair value through profit or loss	12,736,111	15,368,153	15,326,859
Derivative financial liabilities	6,447,115	3,007,341	2,901,247
Deposits	317,820,250	305,592,771	276,770,449
Debts	41,840,765	37,818,860	33,004,834
Debentures	54,156,204	50,935,583	53,278,697
Provisions	523,330	527,929	525,859
Net defined benefit liabilities	291,077	253,989	262,213
Current income tax liabilities	566,318	432,431	698,634
Deferred income tax liabilities	736,825	777,793	492,534
Insurance contract liabilities	35,258,005	34,966,683	33,412,949
Other liabilities	35,696,215	29,737,259	27,200,996

Total liabilities	506,072,215	479,418,792	443,875,271

	(Unit: in millions of Won)
	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Equity attributable to shareholders of the parent company	38,224,209	38,533,918	35,703,916
Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	399,205	399,205	—
Capital surplus	17,122,878	17,122,777	17,121,660
Accumulated other comprehensive income	173,106	348,021	177,806
Retained earnings	19,574,650	19,709,545	17,282,441
Treasury shares	(1,136,188)	(1,136,188)	(968,549)
Non-controlling interests	585,285	585,407	9,111
Total equity	38,809,494	39,119,325	35,713,027

Total liabilities and equity	544,881,709	518,538,117	479,588,298

Note:	The consolidated financial information as of March 31, 2020 and December 31, 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2020	For the three months ended March 31, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest income	2,349,201	2,252,066	9,196,787	8,904,928
Net fee and commission income	670,132	550,647	2,355,004	2,243,376
Net insurance income	78,094	108,783	299,512	490,116
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	(138,512)	199,672	643,872	351,303
Net other operating expenses	(216,926)	(246,328)	(1,063,324)	(1,130,036)
General and administrative expenses	(1,459,197)	(1,513,878)	(6,271,017)	(5,918,512)
Operating profit before provision for credit losses	1,282,792	1,350,962	5,160,834	4,941,175
Provision for credit losses	(243,673)	(191,713)	(670,185)	(673,694)
Net operating income	1,039,119	1,159,249	4,490,649	4,267,481
Net non-operating income(loss)	(19,723)	6,694	43,337	34,051
Profit before income tax	1,019,396	1,165,943	4,533,986	4,301,532
Income tax expense	(280,459)	(320,013)	(1,220,787)	(1,239,586)
Profit for the period	738,937	845,930	3,313,199	3,061,946
Other comprehensive income (loss) for the period, net of tax	(174,932)	156,067	152,023	(10,482)
Total comprehensive income for the period	564,005	1,001,997	3,465,222	3,051,464
Profit attributable to:	738,937	845,930	3,313,199	3,061,946
Shareholders of the parent company	729,454	845,652	3,311,828	3,061,191
Non-controlling interests	9,483	278	1,371	755
Total comprehensive income for the period attributable to:	564,005	1,001,997	3,465,222	3,051,464
Shareholders of the parent company	554,538	1,001,534	3,463,567	3,050,805
Non-controlling interests	9,467	463	1,655	659
Earnings per share
Basic earnings per share (Won)	1,864	2,145	8,451	7,721
Diluted earnings per share (Won)	1,849	2,131	8,389	7,676

Note:	The consolidated financial information for the three months ended March 31, 2020, the three months ended March 31, 2019 and the year ended December 31, 2019 is based on K-IFRS 1116. The corresponding financial information for the year ended December 31, 2018 has not been restated.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and due from financial institutions	19,860	18,537	344,302
Financial assets at fair value through profit or loss	1,609,490	413,909	289,179
Loans at amortized cost	150,000	120,000	50,000
Investments in subsidiaries	24,212,116	24,162,116	24,062,116
Property and equipment	4,152	4,170	2,185
Intangible assets	11,077	11,092	9,646
Deferred income tax assets	5,846	7,526	8,184
Other assets	728,811	609,286	857,462

Total assets	26,741,352	25,346,636	25,623,074

Debts	—	—	300,000
Debentures	5,892,550	5,543,446	5,373,266
Net defined benefit liabilities	1,059	437	183
Current income tax liabilities	537,819	417,414	691,909
Other liabilities	1,062,822	203,440	186,481

Total liabilities	7,494,250	6,164,737	6,551,839

Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	399,085	399,085	—
Capital surplus	14,742,814	14,742,814	14,742,814
Accumulated other comprehensive loss	(7,739)	(7,664)	(7,144)
Retained earnings	3,158,572	3,093,294	3,213,556
Treasury Shares	(1,136,188)	(1,136,188)	(968,549)

Total equity	19,247,102	19,181,899	19,071,235

Total liabilities and equity	26,741,352	25,346,636	25,623,074

Note:	The separate financial information as of March 31, 2020 and December 31, 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2020	For the three months ended March 31, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest expense	(30,301)	(30,042)	(118,045)	(115,835)
Net fee and commission expense	(1,109)	(722)	(6,283)	(5,208)
Net gains on financial assets at fair value through profit or loss	2,959	4,797	15,947	18,319
Net other operating income	974,930	926,934	926,934	1,089,556
General and administrative expenses	(15,311)	(14,398)	(71,171)	(57,845)
Operating profit before provision for credit losses	931,168	886,569	747,382	928,987
Provision for credit losses	—	—	—	—
Operating profit	931,168	886,569	747,382	928,987
Net non-operating income(loss)	167	(70)	(541)	(259)
Profit before income tax	931,335	886,499	746,841	928,728
Income tax expense	(1,709)	(1,822)	(854)	(2,823)
Profit for the period	929,626	884,677	745,987	925,905
Other comprehensive income (loss) for the period, net of tax	(75)	(20)	(520)	(1,911)
Total comprehensive income for the period	929,551	884,657	745,467	923,994
Earnings per share
Basic earnings per share (Won)	2,378	2,244	1,891	2,335
Diluted earnings per share (Won)	2,359	2,229	1,877	2,322

Note:

The separate financial information for the three months ended March 31, 2020, the three months ended March 31, 2019 and the year ended December 31, 2019 is based on K-IFRS 1116. The corresponding financial information for the year ended December 31, 2018 has not been restated.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won)
Category	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets in Won (A)	1,343,079	142,683	30,150
Current liabilities in Won (B)	945,935	110,398	9,300
Liquidity ratio (A/B)	141.98%	129.24%	324.20%

Note:	1) Based on K-IFRS (on a separate basis).

2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)

Category	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net income as a percentage of average total assets (ROA)	0.56	0.66	0.66
Net income as a percentage of average shareholders’ equity (ROE)	7.64	8.93	8.82

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2020)

Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,390
Hyundai Motor Company	1,106
Hyundai Steel Co., Ltd.	1,092
NH Investment & Securities Co., Ltd.	932
LG Display Co., Ltd.	789
S-OIL Corporation	769
Korea Securities Finance Corporation	733
GS Caltex Corporation	730
Hyundai Heavy Industries Co., Ltd.	693
Hyundai Capital Services, Inc.	676
SK Energy Co., Ltd.	666
LG Electronics Inc.	663
Lotte Shopping Co., Ltd.	610
Kia Motors Corporation	592
Samsung SDI Co., Ltd.	558
Hanwha Solutions Corporation	538
LG Chem, Ltd.	505
SK Holdings	492
LS-Nikko Copper Inc.	476
Samsung Heavy Industries Co., Ltd.	462

Total	14,472

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2020)

Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	5,109
Samsung	4,107
SK	3,730
LG	2,569
Lotte	2,319
Hanwha	2,295
Hyundai Heavy Industries	1,535
GS	1,243
LS	1,079
CJ	1,025

Total	25,011

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2020)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	48,268.9	32.3
Real estate	32,311.8	21.6
Retail and wholesale	21,829.2	14.6
Hotel, lodging and food services	9,238.9	6.2
Financial institutions	3,465.6	2.3
Construction	3,355.8	2.3
Others	30,899.2	20.7

Total	149,369.4	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2020)

Borrower	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Construction	58.7	53.7
Borrower B	Manufacturing	51.7	17.1
Borrower C	Construction	40.2	39.4
Borrower D	Transportation and storage	23.8	23.3
Borrower E	Construction	21.1	20.7
Borrower F	Retail and wholesale	15.5	9.9
Borrower G	Manufacturing	13.1	6.3
Borrower H	Retail and wholesale	11.1	8.9
Borrower I	Manufacturing	10.3	1.0
Borrower J	Manufacturing	10.2	9.9
Borrower K	Manufacturing	9.1	3.5
Borrower L	Manufacturing	9.0	1.8
Borrower M	Manufacturing	6.3	5.3
Borrower N	Hotel, lodging and food services	6.2	1.2
Borrower O	Transportation and storage	5.8	5.6
Borrower P	Manufacturing	5.6	1.6
Borrower Q	Manufacturing	5.4	4.1
Borrower R	Health and social services	5.0	1.2
Borrower S	Manufacturing	4.7	3.9
Borrower T	Hotel, lodging and food services	4.6	0.2

Total		317.4	218.6

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (Unit: in millions of Won)	Accrued Time (hours)
January 1 to March 31, 2020	KPMG Samjong Accounting Corp.	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	1,650
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	10,832
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	9,820

(1)	On an annual basis and excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (Unit: in millions of Won)
January 1 to March 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571

(1)	On an annual basis and excluding value-added taxes.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG

Samjong Accounting Corp. as the new external auditor for the Company and its subsidiaries for the fiscal years ending December 31, 2020, 2021 and 2022. As such, starting with the fiscal year ending December 31, 2020, the external auditor for the Company and its subsidiaries has been changed from Samil PricewaterhouseCoopers to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2020, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Member Nominating Committee (Ad hoc committee) ;

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	ESG Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of March 31, 2020.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.

The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Three Audit Committee members (Kyung Ho Kim, Myung Hee Choi and Gyutaeg Oh) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

(1)	Represents the total number of applicable persons as of March 31, 2020.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2.	Total Amount of Compensation Paid

(As of March 31, 2020)		(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	501	55	—

(1)	Represents the total number of applicable persons as of March 31, 2020.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2020.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2020, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

5.3.3.	Compensation Breakdown

(As of March 31, 2020)	(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	378	189	—
Non-executive Directors (excluding Audit Committee members)	3	54	17	—
Audit Committee members	4	70	17	—
Internal Auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of March 31, 2020.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2020.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2020, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

5.4.	Highest-Paid Individuals

Not included in quarterly business reports.

5.5.	Affiliated Companies

5.5.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2020 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Asset Management Co., Ltd. (100.00%)

6)	KB Capital Co., Ltd. (100.00%)

7)	KB Life Insurance Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

12)	KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2020, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2020 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2020

6.2.	Non-standing Directors

As of March 31, 2020, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2020 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	13,500	November 20, 2020

6.3.	Non-executive Directors

As of March 31, 2020, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2020 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 19, 2021
Stuart B. Solomon	July 1949	Non-executive Director	—	March 19, 2021
Myung Hee Choi	February 1952	Non-executive Director	—	March 19, 2021
Kouwhan Jeong	September 1953	Non-executive Director	—	March 19, 2021
Kyung Ho Kim	December 1954	Non-executive Director	—	March 26, 2021
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of March 31, 2020, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Senior Management

Members of our senior management as of March 31, 2020 are as follows. The number of common shares owned is as of March 31, 2020.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Chang Kwon Lee	November 1965	Senior Executive Vice President, Chief Strategy Officer and Head of Global Business Unit	2,010	December 31, 2020
Ki-Hwan Kim	March 1963	Senior Executive Vice President and Chief Finance Officer	2,576	December 31, 2020
Nam Jong Seo	June 1963	Senior Executive Vice President and Chief Risk Management Officer	119	December 31, 2021
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Human Resources Officer	1,005	December 31, 2020
Kyung Yup Cho	September 1961	Senior Executive Vice President; KB Research	1,500	December 31, 2020
Young Hyuk Jo	April 1963	Senior Executive Vice President; Audit Department	961	December 31, 2020
Nam Hoon Cho	June 1968	Senior Managing Director and Chief Global Strategy Officer	1,000	December 31, 2020
Chan Il Park	March 1963	Managing Director and Chief Compliance Officer	1,200	December 31, 2020
Seok Mun Choi	August 1968	Managing Director and Head of Office of Board of Directors	690	December 31, 2021
Soon Bum Kwon	October 1966	Managing Director	1,500	December 31, 2020
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2020
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2020
Jong Hee Yang	June 1961	Head of Insurance Business Unit	914	December 31, 2020
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	3,325	December 31, 2020
Young Gil Kim	January 1963	Head of Wealth Management Business Unit	152	December 31, 2020
Woon Tae Kim	May 1963	Head of Small and Medium Enterprise Business Unit	—	December 31, 2020
Mun-Cheol Jeong	August 1968	Chief Public Relation Officer	539	December 31, 2020
Dong Whan Han	January 1965	Chief Digital Innovation Officer	1,100	December 31, 2020
Woo Yeul Lee	November 1964	Chief Information Technology Officer	1,248	December 31, 2020

Jin Soo Yoon	February 1964	Chief Data Officer	100	March 31, 2021
Sang-Hyeon Woo	February 1964	Senior Managing Director; Corporate and Investment Banking Business Unit	348	December 31, 2020
Jeong Ha	January 1967	Senior Managing Director; Capital Market Business Unit	—	December 31, 2020
Chai Hyun Sung	September 1965	Senior Executive Vice President; Retail Customer Business Unit	2,536	December 31, 2020
Yun Sang Song	July 1964	Senior Managing Director; Insurance Business Unit	—	December 31, 2020
Jae Young Choi	June 1967	Head of Pension Business Division	652	May 26, 2021
Jin Gyu Maeng	January 1966	Head of Office of Planning and Coordination	724	December 31, 2020

As of March 31, 2020, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Jong Hee Yang	KB Insurance	Chief Executive Officer	March 2016
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Young Gil Kim	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2020
	KB Securities	Deputy President; Wealth Management Division	January 2019
Woon Tae Kim	Kookmin Bank	Senior Managing Director; Small and Medium Enterprise Group	January 2020
Mun-Cheol Jeong	Kookmin Bank	Managing Director; Brand·ESG Group	January 2020
Dong Whan Han	Kookmin Bank	Senior Executive Vice President; Digital Finance Group	January 2020
Woo Yeul Lee	Kookmin Bank	Senior Executive Vice President; Information Technology Group	January 2020
Jin Soo Yoon	Kookmin Bank	Senior Managing Director; Data Strategy Group	April 2019
	KB Kookmin Card	Senior Managing Director; Data Strategic Division	April 2019
Sang-Hyeon Woo	Kookmin Bank	Senior Managing Director; Corporate Investment Banking Customer Group	January 2020
	KB Securities	Deputy President; Investment Banking Division	January 2020
Jeong Ha	Kookmin Bank	Senior Managing Director; Capital Markets Group	January 2020
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Yun Sang Song	KB Life Insurance	Senior Managing Director; Strategy & Finance Planning Division	January 2020
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Managing Director; Pension Business Division	January 2020
	KB Insurance	Managing Director; Pension Business Division	January 2020
Jin Gyu Maeng	Kookmin Bank	General Manager; Planning and Coordination Office	January 2019

Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of March 31, 2020.

(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees		Total Amount of Annual Salaries(B)		Average Annual Salary per Person(B/A)
161	3 years and 7 months (14 years and 5 months	)(2)	8,682	(3)	54	(3)

(1)	Includes executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Includes retroactive payments of wage increases and bonuses from 2019. The average annual salary per person excluding such amounts is Won 43.1 million.

The following table shows information regarding our executive officers and compensation paid to them as of March 31, 2020.

(Unit: in millions of Won)

Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
10	2,115	211

(1)	Excludes 16 executive officers who serve primarily as executive officers of our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2020.

(Unit: shares, %)
Name	Number of Shares of Common Stock(1)	Percentage of Total Issued Shares(2)
Korean National Pension Service	41,468,003	9.97
JP Morgan Chase Bank, N.A.(3)	26,622,633	6.40

(1)	Based on our shareholder registry as of December 31, 2019.
(2)	Based on 415,807,920 shares of our common stock issued as of December 31, 2019
(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of March 31, 2020)	(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62
Korean National Pension Service	December 31, 2018	39,704,733	9.50
Korean National Pension Service	December 31, 2019	41,468,003	9.97

(1)	Total number of shares of common stock issued as of the following dates:

Prior to October 19, 2016: 386,351,693

From October 19, 2016 to December 12, 2019: 418,111,537

After December 12, 2019: 415,807,920

7.3.	Employee Stock Ownership Association

(As of March 31, 2020)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	33,785
Kookmin Bank	4,227,423
KB Securities Co., Ltd.	18,938
KB Insurance Co., Ltd.	180,665
KB Kookmin Card Co., Ltd.	170,748
KB Asset Management Co., Ltd.	6,578
KB Capital Co., Ltd.	22,871
KB Life Insurance Co., Ltd.	22,667
KB Real Estate Trust Co., Ltd.	11,755
KB Savings Bank Co., Ltd.	3,378
KB Investment Co., Ltd.	1,071
KB Data Systems Co., Ltd.	10,229
KB Credit Information Co., Ltd.	7,627

Total	4,717,735

7.4.	Investments in Affiliated Companies

(As of March 31, 2020)				(Units: shares, %, millions of Won)

Company Name	Ending Balance			Total assets as of the latest fiscal year(1)	Net income(loss) for the latest fiscal year(1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	387,425,038	2,439,079
KB Securities Co., Ltd.	298,620,424	100	3,342,391	47,816,512	257,893
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	36,552,368	234,327
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	22,990,115	316,546
KB Asset Management Co., Ltd.	7,667,550	100	96,312	310,018	48,899
KB Capital Co., Ltd.	25,227,566	100	673,811	11,190,568	117,028
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,801,904	15,963
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	377,938	61,713
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,361,031	16,301
KB Investment Co., Ltd.	22,525,328	100	154,910	756,972	11,311
KB Data Systems Co., Ltd.	800,000	100	6,334	41,690	4,664
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,834	(256)

Total	—	—	24,212,116	—	—

(1)	Based on K-IFRS (on a consolidated basis).

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%	(1)	March 27, 2045 (may be extended)	Working capital

(1)	The increase in interest rate is due to the non-exercise of the option to redeem.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.195%	(2)	July 12, 2020

(1)	Unsecured credit loans.
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.195%	(2)	July 12, 2020

(1)	Unsecured credit loans.
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.189%	(2)	March 8, 2021

(1)	Unsecured credit loans.
(2)	Changed from 2.176% to 2.189% upon extension of the loans on March 9, 2020.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.189%	March 8, 2021

(1)	Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 18, 2020	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer